SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T                                  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                                 No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of an announcement on conditional approval by the issuance review committee of China Securities Regulatory Commission of the proposed issuance of bonds with warrants of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 16, 2007.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

ANNOUNCEMENT ON CONDITIONAL APPROVAL OF THE PROPOSED ISSUANCE OF BONDS WITH WARRANTS BY THE ISSUANCE REVIEW COMMITTEE OF CHINA SECURITIES REGULATORY COMMISSION

This announcement is made pursuant to Rule 13.09(1) of the Hong Kong Listing Rules.

Reference is made to the Company’s announcements dated 27 September 2007, 15 November 2007 and 15 January 2008 and circular to Shareholders dated 28 September 2007 in respect of the issuance of Bonds with Warrants. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as in the said circular.

The Issuance Review Committee of China Securities Regulatory Commission has conditionally approved the proposed issuance of Bonds with Warrants of the Company on 16 January 2008. The trading in A Shares of the Company will be resumed at 9:30 a.m. of 17 January 2008.

By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, the PRC, 16 January 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: January 17, 2008